ALLIANCE HEALTHCARE SERVICES, INC.

100 Bayview Circle, Suite 400

Newport Beach, CA 92660

July 12, 2010

VIA EDGAR and FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Attention: John Reynolds

Re:	Alliance HealthCare Services, Inc. Amendment No. 1 for Registration Statement on Form S-4 File No. 333-166384

Dear Mr. Reynolds:

This letter sets forth the responses of Alliance HealthCare Services, Inc. (the “Company”) to the comments received by facsimile on July 8, 2010 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s registration statement on Form S-4 (File No. 333-166384) (the “Registration Statement”). Enclosed herewith is Amendment No. 2 to the Registration Statement, which has been amended in response to the Staff’s comments.

General

1.	We note the statement in paragraph four of your supplemental letter dated June 30, 2010 that any broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities “will not be deemed to admit” that it is an underwriter. Please revise to indicate, consistent with the Exxon Capital line of no-action letters, that any such broker-dealer may be a statutory underwriter, or advise.

Response:

The Company has revised and refiled with Amendment No. 2 to the Registration Statement the supplemental letter and has replaced the last sentence of paragraph 4 thereof with the following text:

The Plan of Distribution section of the Prospectus will also contain the following statement: “Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.”

Exhibit 99.1

2.	Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that the “undersigned has read,” “understands” or “recognizes” all of the terms of the exchange offer.

Response:

The Company has revised and refiled with Amendment No. 2 to the Registration Statement the letter of transmittal to delete the language that may be read to require the holder to acknowledge or certify that the “undersigned has read,” “understands” or “recognizes” all of the terms of the exchange offer.

* * *

Please do not hesitate to contact me by telephone at (949) 242-5334 or by fax at (949) 242-5377 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Howard Aihara
Howard Aihara Executive Vice President, Chief Financial Officer

cc:	Keith Benson, Latham & Watkins LLP